Kathleen Collins	November 1, 2011
Accounting Branch Chief	Michael Junge
Securities and Exchange	General Counsel
Commission	Executive Vice President
Division of Corporation	+49 6227 7-44286
Finance	E michael.junge@sap.com
100 F. Street, N.E.
Washington, DC 20549

Re:	SAP Corporation

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

File No. 001-14251

Dear Ms. Collins,

By letter dated October 6, 2011, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided comments to SAP AG, (SAP or the Company) in response to SAP’s Form 20-F for the fiscal year ended December 31, 2010 filed March 18, 2011. For your convenience we have reproduced in bold below the Staff’s written comment followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.	You state in your response to prior comment 2 that most of the revenue you derived from customers in Iran and Cuba “results from the sale of an out-of-date version of an SAP product that has no dual-use.” This appears to be a reference to the product sold into Iran by SAP Arabia, which you discuss in your response to prior comment 1. We note from your response to prior comment 1 that you indirectly delivered software updates into Cuba, and that SAP training recently was provided in the United Arab Emirates to employees of an Iranian company. Please tell us whether these updates and training involved software that is included on the Commerce Control List maintained by the U.S. Department of Commerce’s Bureau of Industry and Security, or otherwise may be considered a dual-use product. If so, please describe for us the possible military uses of such items of which you are aware; tell us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba and/or Iran; and discuss any such uses of which you are aware.

The software that was delivered into Cuba by a European customer of SAP and the software that was the subject of the training provided in Dubai generally enable commercial enterprises to record and analyze their financial, human resources, sales, purchases, shipments and other corporate data. The software is most commonly sold to commercial entities, but it is also available for purchase by government entities, including the military, for the same uses as commercial entities. It has no strategic military functionality. Therefore, the software can only be considered “dual use” to the extent that it could be used for the same purpose by either a commercial or a military entity. However, since the term “dual use” is not legally defined in the Export Administration Regulations (the “EAR”) or the Commerce Control List (the “CCL”) the software cannot be considered “dual use” under these regulations.

Cuba

Regarding the software that was shipped into Cuba, it was first shipped by SAP out of its headquarters in Germany to the European offices of a European-based SAP customer. SAP believes that the European customer then delivered the software to the Cuban based company. The software was not exported to Cuba from the U.S. and does not fall within the scope of the EAR or any other restrictions on U.S. trade with Cuba. While the software would be covered by the CCL if it were shipped from the U.S., the software shipments in question are not covered by the EAR or the CCL since they were not shipped out of the U.S. In addition, since the software was not exported to Cuba from the U.S. or with the participation of any U.S. entity or citizen, it is not subject to the U.S. embargo against Cuba.

To the best of SAP’s knowledge, understanding and belief, the software has never been put to military use in or by Cuba.

Iran

The software that was the subject of the training that was provided to six individuals in Dubai was not shipped to Iran from the U.S. (or any other SAP location) nor was it delivered in any form (either object code or source code) to the attendees at the SAP training facility in Dubai. In fact, the software was not shipped for the training at all. Instead, the software was described via slides displayed on a projector and on desktops used by the six individuals in the classroom. None of the attendees received the software in question or the slides. While the software that was the subject of the Dubai training would be covered by the CCL if it was shipped out of the U.S., it was not shipped or exported nor delivered in other form to the training participants. Therefore in this case the software does not fall within the scope of the EAR, nor is it subject to any other U.S. restrictions on trade with Iran.

To the best of SAP’s knowledge, understanding and belief, the software that was the subject of the training in Dubai has never been put to military use in or by Iran.

2.	You state in your response to prior comment 1 that you employ procedures to check against delivery of your software to persons subject to export restrictions. You also state that you did not learn until after the fact that six of the individuals who attended a 2011 SAP training session in the United Arab Emirates were employees of an Iranian company. Please tell us whether you employ screening procedures to ascertain whether individuals who would attend your training sessions are residents or employees of U.S.-designated state sponsors of terrorism, or persons who are identified by the United States as Specially Designated Nationals or otherwise subject to trade restrictions. If you employ such procedures, please discuss for us the use and efficacy of those procedures in connection with the training session attended by the six employees of the Iranian company.

SAP’s general policy prohibits the shipment or export of software to individuals or companies that are U.S. designated state sponsors of terrorism, or persons identified by the United States or other countries as Specially Designated Nationals or prohibited parties, or otherwise subject to trade restrictions (“Prohibited Parties”).

All software shipments are screened to ensure they are not designated for delivery to Prohibited Parties. Since the software cannot be shipped to the Prohibited Parties, training on such software would not be relevant or useful for them. SAP also does not conduct trainings in countries that are subject to U.S. trade restrictions. Therefore we believe our control prohibiting software shipments to the Prohibited Parties is largely effective at mitigating the risk that Prohibited Parties may appear for training. In support of this, we conducted an analysis of the training invoices for SAP MENA (Middle East / North Africa) for the period from 2007 through the current date. This analysis showed that no other invoices have been sent to any addresses in Iran. Our risk mitigation protocols make it very unlikely that any significant revenue could be generated from training provided to residents of embargoed countries.

In any event, SAP continually engages in compliance enhancements, and as part of this process we will continue to explore the most effective ways to exclude Prohibited Parties from SAP trainings.

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at ++49 6227 7-44286 or Wendy Boufford at 650-845-5791.

Very truly yours,

/s/ Michael Junge

Michael Junge General Counsel SAP AG

Cc:	Dr. Werner Brandt, SAP AG

Dr. Christoph Hütten, SAP AG